SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2004

Enel Società per Azioni

Viale Regina Margherita 137
00198, Rome
Italy

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, transmission, distribution and supply of electricity. Moreover, in recent years, the Company has diversified its activities entering into other sectors, such as gas, telecommunications and other communication services. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s ability to implement its strategy to focus on its core energy business; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

Table of contents:

-	Press Release dated July 8, 2004;
-	Press Release dated July 14, 2004;
-	Press Release dated July 28, 2004;
-	Press Release dated August 4, 2004;
-	Notices relating to trading of Enel and its subsidiary Terna shares by Senior Management communicated to the market on July 6, 2004.

Press Release

ENEL AND SET AGREE ON THE TRANSFER OF THE ELECTRICITY DISTRIBUTION NETWORK OF THE PROVINCE OF TRENTO

Trento/Rome July 8, 2004 – Enel and SET (the electricity company of the Autonomous Province of Trento) agreed on the transfer to the latter of Enel’s local electricity distribution network.

The agreement will have to be approved by the relevant Board of Directors and is likely to be finalised by year-end.

The assets under the scope of the agreement include approximately 6,700 kilometres of network with 3,000 stations – serving 222,000 customers through approximately 250 employees – and several buildings used for operating the network. The total consideration (including assets and buildings) amounts to 198 million euro.

Litigation is pending on the matter between Enel, SET and the Autonomous Province of Trento. The latter, referring to the provisions set forth by Presidential Decree (DPR) 235/77, issued a compulsory order for transferring the relevant assets against which Enel filed a petition with the Regional Administrative Court (TAR) of Trento. After reaching the agreement, parties requested TAR to delay the hearing scheduled today. TAR rescheduled the hearing on December 16, 2004.

Press Release

ENEL CONCLUDES SALE OF “NEW REAL” PROPERTIES

Rome, July 14, 2004 – Following the transfer of the shares of Newreal S.p.A., which took place this afternoon in Milan, Enel concluded the sale of the majority of its real estate holdings (887 properties mostly occupied by Enel Group companies) to Excelsia Otto, a vehicle constituted by DB Real Estate Global Opportunities IB, L.P. (a Deutsche Bank Group investment fund) and CDC-IXIS.

The total value of the transaction is 1.4 billion euro.

The sale marks one of the most significant transactions ever carried out on the Italian market and a further step forward in Enel’s strategy of focusing on its core business of electricity and gas.

Press Release

ENEL (A+/A1): BOND ISSUE OF UP TO 1 BILLION EURO
Placement aimed at Italian retail investors

Rome, July 28, 2004 – The Board of Directors of Enel, chaired by Piero Gnudi, today approved the issue of bonds worth up to 1 billion euro, in one or more tranches, to place with Italian (and not U.S.) retail investors by June 30, 2005. The issue is part of the Company’s debt refinancing program.

The Board has given the Chief Executive a mandate to define the amount, timing and characteristics of each issue, as well as the authorization to seek their quotation on the Italian stock exchange, Borsa Italiana.

Regarding the issue, Chief Executive Paolo Scaroni said: “After many years, Enel is going to the market with a bond that offers Italy’s retail investors an opportunity to enhance their portfolios with bonds that enjoy an excellent rating”.

This announcement does not constitute, or form part of an offer or solicitation of an offer to purchase or subscribe for securities in the United States or any other jurisdiction. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to or for the benefit of U.S. persons, except pursuant to an available exemption from registration. No public offering of securities is being made in the United States.

Press Release

ENEL POSTPONES PAYMENT OF ADDITIONAL 0.33 EURO DIVIDEND TO NOVEMBER

Rome, August 4, 2004 – The Treasury Ministry has announced that it intends to launch a new Public Offering in Italy and a private placement with institutional investors in and outside of Italy of Enel shares by mid-November 2004.

As a consequence, Enel will postpone the payment of its additional 0.33 euro-per-share dividend, already announced as an advance partial dividend payment for 2004, to November 25, 2004, with an ex-dividend date of November 22, 2004. The original payment date was October 21, 2004.

This announcement does not constitute, or form part of an offer or solicitation of an offer to purchase or subscribe for securities in the United States or any other jurisdiction. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to or for the benefit of U.S. persons, except pursuant to an available exemption from registration. No public offering of securities is being made in the United States.

Notices relating to trading of Enel and its subsidiary Terna shares by Senior Management

Company: Enel S.p.A.

Reference period: 2nd quarter (April-June) 2004

Disclosure:	periodic	immediate	delayed

Declarer: Marco Alverà	Title: Executive Assistant to the CEO of Enel S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

						Amount
		Financial				paid/received in the
Date	Transaction[1]	instrument[2]	ISIN code	Quantity	Unit price	transaction	Source[3]
June 23, 2004	A	AZO Terna	IT0003242622	32,000	€1.700	€54,400.00	IPO subscription

					Sub-TOTAL (A) [4]	€54,400.00

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

		Financial			Underlying financial	Actual investment/disinvestment			Potential investment/disinvestment
Date	Transaction[5]	instrument[6]	Category[7]	ISIN code	instrument[8]	Qty	Unit price	Amount	Qty	Unit price	Amount	Features[9]
—	—	—	—	—	—	—	—	—	—	—	—		—

									Sub-TOTAL (B)[10]			0
									TOTAL (A) + (B)			€54,400.00

1 Indicate the kind of transaction:
A = Purchase;
V = Sale;
S = Subscription;
O = other, in which case specify.

2 Indicate the financial instrument involved in the transaction:
AZO = ordinary shares;
AZP = preferred shares;
AZR = saving shares;
OBCV = convertible bonds;
O = other, in which case specify the financial instrument.
Also indicate the company that issued the financial instrument involved in the transaction.

3 Indicate the kind of action from which the transaction derives:
-	market transaction;
-	off-market transaction;
-	conversion of convertible bonds;
-	exercise of stock options or preemptive rights;
-	exercise of warrants;
-	exercise of derivative instruments or covered warrants;
-	other, in which case specify.

4 Indicate the total amount of the transactions listed in the form.

5 Indicate the kind of transaction:
A = Purchase;
V = Sale;
O = other, in which case specify.

6 Indicate the kind of derivative financial instrument involved in the transaction:
W = warrants;
OPZ = options;
PR = traditional option contracts;
CW = covered warrants;
O = other, in which case specify.

7 Indicate the category of derivative financial instrument involved in the transaction:
C = call;
P = put;
O = other, in which case specify.

8 Indicate the financial instrument underlying the derivative contract (or the warrant or covered warrant) and the company that issued such financial instrument.

9 Indicate the main conditions characterizing the derivative financial instrument (or the warrant or covered warrant) involved in the transaction
(including at least: strike price, exercise ratio and expiry date).

10 Indicate the total amount of the transactions listed in the form, calculated taking in consideration the potential investment/disinvestment.

Company: Enel S.p.A.

Reference period: 2nd quarter (April-June) 2004

Disclosure:	periodic	immediate	delayed

Declarer: Alessandro Bufacchi	Title: Director of Information & Communication Technology Department - Enel S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

						Amount
		Financial				paid/received in the
Date	Transaction	instrument	ISIN code	Quantity	Unit price	transaction	Source
June 23,		AZO					IPO
2004	A	Terna	IT0003242622	32,000	€1.700	€54,400.00	subscription

					Sub-TOTAL (A)	€54,400.00

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

		Financial			Underlying financial	Actual investment/disinvestment			Potential investment/disinvestment
Date	Transaction	instrument	Category	ISIN code	instrument	Qty	Unit price	Amount	Qty	Unit price	Amount	Features
—	—	—	—	—	—	—	—	—	—	—	—	—

									Sub-TOTAL (B)		0

									TOTAL (A) + (B)		€54,400.00

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel and its subsidiary Terna shares by Senior Management”

*****

Company: Enel S.p.A.

Reference period: 2ndquarter (April-June) 2004

Disclosure: periodic	immediate	delayed

Declarer: Antonio Cardani		Title: Director of Audit Department – Enel S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

		Financial				Amount paid/received
Date	Transaction	instrument	ISIN code	Quantity	Unit price	in the transaction	Source
June 23, 2004	A	AZO Terna	IT0003242622	32,000	€1.700	€54,400.00	IPO subscription

Sub-TOTAL (A)						€54,400.00

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

						Actual			Potential
						investment/disinvestment			investment/disinvestment
Underlying
		Financial		ISIN	financial		Unit			Unit
Date	Transaction	instrument	Category	code	instrument	Qty	price	Amount	Qty	price	Amount		Features
—	—	—	—	—	—	—	—	—	—	—	—		—

									Sub-TOTAL (B)			0

									TOTAL (A) + (B)			€54,400.00

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel and its subsidiary Terna shares by Senior Management”

*****

Company: Enel S.p.A.

Reference period: 2nd quarter (April-June) 2004

Disclosure:	periodic	immediate	delayed

Declarer: Gianluca Comin			Title: Director of Communication Department - Enel S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

						Amount
						paid/received in the
Date	Transaction	Financial instrument	ISIN code	Quantity	Unit price	transaction	Source
June 1, 2004	S	AZO Enel	IT0003128367	10,000	€5.240	€52,400.00	Exercise of stock options
June 23, 2004	A	AZO Terna	IT0003242622	32,000	€1.700	€54,400.00	IPO subscription

					Sub-TOTAL (A)	€106,800.00

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

		Financial			Underlying financial	Actual investment/disinvestment			Potential investment/disinvestment
Date	Transaction	instrument	Category	ISIN code	instrument	Qty	Unit price	Amount	Qty	Unit price	Amount	Features
—	—	—	—	—	—	—	—	—	—	—	—		—

									Sub-TOTAL (B)			0
									TOTAL (A) + (B)			€106,800.00

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel and its subsidiary Terna shares by Senior Management”

*****

Company: Enel S.p.A.

Reference period: 2nd quarter (April-June) 2004

Disclosure:	periodic	immediate	delayed

Declarer: Paolo Scaroni	Title: Chief Executive Officer and General Manager - Enel S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

						Amount
		Financial				paid/received in the
Date	Transaction	instrument	ISIN code	Quantity	Unit price	transaction	Source
June 23, 2004	A	AZO Terna	IT0003242622	52,000	€1.700	€88,400.00	IPO subscription

					Sub-TOTAL (A)	€88,400.00

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

		Financial			Underlying financial	Actual investment/disinvestment			Potential investment/disinvestment
Date	Transaction	instrument	Category	ISIN code	instrument	Qty	Unit price	Amount	Qty	Unit price	Amount	Features
—	—	—	—	—	—	—	—	—	—	—	—		—

									Sub-TOTAL (B)			0
									TOTAL (A) + (B)			€88,400.00

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel and its subsidiary Terna shares by Senior Management”

*****

Company: Enel S.p.A.

Reference period: 2nd quarter (April-June) 2004

Disclosure: periodic	immediate	delayed

Declarer: Fabio Todeschini		Title: Chief Financial Officer – Terna S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

		Financial				Amount paid/received
Date	Transaction	instrument	ISIN code	Quantity	Unit price	in the transaction	Source
June 23, 2004	A	AZO Terna	IT0003242622	32,000	€1.700	€54,400.00	IPO subscription

Sub-TOTAL (A)						€54,400.00

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

						Actual			Potential
						investment/disinvestment			investment/disinvestment
Underlying
		Financial		ISIN	financial		Unit			Unit
Date	Transaction	instrument	Category	code	instrument	Qty	price	Amount	Qty	price	Amount		Features
—	—	—	—	—	—	—	—	—	—	—	—		—

									Sub-TOTAL (B)			0

									TOTAL (A) + (B)			€54,400.00

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel and its subsidiary Terna shares by Senior Management”

*****

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni

By:	/s/ Avv. Claudio Sartorelli

Name: Avv. Claudio Sartorelli
Title:	Secretary of Enel Società per Azioni

Dated: August 4, 2004